Structured Investments

Opportunities in U.S. and International Equities

Trigger PLUS Based on a Basket of Two Equity Indices and an Exchange-Traded Fund due January 3, 2018

Trigger Performance Leveraged Upside SecuritiesSM

Principal at Risk Securities

The Trigger PLUS are senior unsecured debt securities of HSBC USA Inc. (“HSBC”), offer the opportunity to earn a return based on the performance of the S&P 500® Index, the EURO STOXX 50® Index and the WisdomTree® Japan Hedged Equity Fund (the “basket”). Unlike ordinary debt securities, the Trigger PLUS do not pay interest and do not guarantee any return of principal at maturity. At maturity, if the value of the basket has appreciated, investors will receive the stated principal amount of their investment plus a payment reflecting the leveraged upside performance of the basket, subject to the maximum payment at maturity. However, at maturity, if the value of the basket does not change or has depreciated, and (i) if the value of the basket is greater than or equal to the specified trigger value, investors will receive the stated principal amount of their investment, or (ii) if the value of the basket is less than the specified trigger value, the investor will lose 1% for every 1% decline in the basket from the pricing date to the valuation date. The Trigger PLUS are for investors who seek an equity-based return and who are willing to risk their principal and forgo current income and upside above the maximum payment at maturity in exchange for the leverage feature, which applies to a limited range of positive performance of the basket, and the limited protection against loss but only if the final value is not less than the trigger value. Investors may lose up to 100% of the stated principal amount of the Trigger PLUS. All payments on the Trigger PLUS are subject to the credit risk of HSBC.

SUMMMARY TERMS
Issuer:	HSBC USA Inc.
Maturity date:	January 3, 2018, subject to adjustment as described in the section “Additional Terms of the Notes” in the Equity Index Underlying Supplement and ETF Underlying Supplement.
Basket:	The basket is weighted and composed of two indices and one exchange-traded fund (each, a “basket component”), as set forth in the table below.

Basket component	Bloomberg ticket symbol	Component weighting	Initial component value*
S&P 500® Index (“SPX”)	SPX	1/3
EURO STOXX 50® Index (“SX5E”)	SX5E	1/3
WisdomTree® Japan Hedged Equity Fund (“DXJ”)	DXJ	1/3
*The initial component value for each basket component will be determined on the pricing date.

Aggregate principal amount:	$
Payment at maturity:

• If the final value is greater than the initial value:

$10 + the leveraged upside payment

In no event will the payment at maturity exceed the maximum payment at maturity.

• If the final value is less than or equal to the initial value, but greater than or equal to the trigger value:

$10

• If the final value is less than the trigger value:

$10 x the basket performance factor

This amount will be less than the stated principal amount of $10 and will result in a loss of at least 10%, and possibly all, of your investment. All payments on the Trigger PLUS are subject to the credit risk of HSBC.

Leveraged upside payment:	$10 x leverage factor x basket percent increase
Leverage factor:	200%
Basket percent increase:	(final value – initial value) / initial value
Initial value:	Set equal to 100 on the pricing date
Final value:	The closing value on the valuation date. See “Additional Information About the Trigger PLUS – Closing value” on page 18 of this document.
Initial component value:	With respect to each basket component, the value of such basket component as set forth under “Initial component value” above, and as determined by the calculation agent on the pricing date.
Final component value:	With respect to each basket component, the component closing value of the respective basket component on the valuation date.
Trigger value:	90% of the initial value
Valuation date:	December 28, 2017, subject to adjustment as described in the section “Additional Terms of the Notes” in the Equity Index Underlying Supplement and ETF Underlying Supplement
Basket performance factor:	final value / initial value
Maximum payment at maturity:	At least $14.30 per Trigger PLUS (143.00% of the stated principal amount). The actual maximum payment at maturity will be determined on the pricing date.
Stated principal amount:	$10 per Trigger PLUS
Issue price:	$10 per Trigger PLUS
Pricing date:	On or about June 30, 2014
Original issue date:	On or about July 3, 2014 (3 business days after the pricing date)
Estimated initial value:	The estimated initial value of the Trigger PLUS will be less than the price you pay to purchase the Trigger PLUS. The estimated initial value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Trigger PLUS in the secondary market, if any, at any time. The estimated initial value will be calculated on the pricing date and will be set forth in the pricing supplement to which this free writing prospectus relates. See “Risk Factors — The estimated initial value of the Trigger PLUS, which will be determined by us on the pricing date, will be less than the price to public and may differ from the market value of the Trigger PLUS in the secondary market, if any.”
Listing:	The Trigger PLUS will not be listed on any securities exchange.
Agent:	HSBC Securities (USA) Inc., an affiliate of HSBC. See “Supplemental plan of distribution (conflicts of interest)”.
Commissions and issue price:	Price to Public	Fees and Commissions(1)	Proceeds to Issuer
Per Trigger PLUS	$10	$0.30	$9.70
Total	$	$	$

(1) HSBC Securities (USA) Inc., acting as agent for HSBC, will receive a fee of up to $0.30 per $10 stated principal amount and will pay the entire fee to Morgan Stanley Wealth Management as a fixed sales commission of up to $0.30 for each Trigger PLUS they sell. See “Supplemental plan of distribution (conflicts of interest).”

* The pricing date, original issue date and the other dates set forth above are subject to change, and will be set forth in the pricing supplement relating to the Trigger PLUS.

The estimated initial value of the securities on the pricing date is expected to be between $930 and $965 per Trigger PLUS, which will be less than the price to public. The market value of the Trigger PLUS at any time will reflect many factors and cannot be predicted with accuracy. See “Estimated initial value” above and “Risk Factors” beginning on page 5 of this document for additional information.

An investment in the Trigger PLUS involves certain risks. See “Risk Factors” beginning on page 10 of this free writing prospectus, page S-1 of the accompanying Equity Index Underlying Supplement and page S-3 of the accompanying prospectus supplement.

Neither the U.S. Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved the Trigger PLUS, or determined that this free writing prospectus or the accompanying Equity Index Underlying Supplement, ETF Underlying Supplement, prospectus supplement or prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

You should read this document together with the related Equity Index Underlying Supplement, ETF Underlying Supplement, prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

The Equity Index Underlying Supplement at: www.sec.gov/Archives/edgar/data/83246/000114420412016693/v306691_424b2.htm

The ETF Underlying Supplement at: http://www.sec.gov/Archives/edgar/data/83246/000114420412016689/v306692_424b2.htm

The prospectus supplement at: http://www.sec.gov/Archives/edgar/data/83246/000104746912003151/a2208335z424b2.htm

The prospectus at: http://www.sec.gov/Archives/edgar/data/83246/000104746912003148/a2208395z424b2.htm

The Trigger PLUS are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction, and involve investment risks including possible loss of the stated principal amount invested due to the credit risk of HSBC.

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Investment Overview

Performance Leveraged Upside Securities

Principal at Risk Securities

The Trigger PLUS Based on a Basket of Two Equity Indices and an Exchange-Traded Fund due January 3, 2018 (the “Trigger PLUS”) can be used:

▪	As an alternative to direct exposure to the basket components that enhances returns for a certain range of positive performance of the basket

▪	To enhance positive returns and potentially outperform the basket in a moderately bullish scenario

▪	To achieve similar levels of upside exposure to the basket components as a direct investment, subject to the maximum payment at maturity, while using fewer dollars by taking advantage of the leverage factor

▪	To provide limited protection against a loss of principal in the event of a decline of the basket as of the valuation date, but only if the final value is greater than or equal to the trigger value. All payments on the Trigger PLUS are subject to the credit risk of HSBC

Maturity:	Approximately three and half years
Leverage factor:	200%
Maximum payment at maturity:	At least $14.30 per Trigger PLUS (143.00% of the stated principal amount) (to be determined on the pricing date)
Trigger value:	90% of the initial value
Minimum payment at maturity:	None
Coupon:	None

Key Investment Rationale

The Trigger PLUS offer 200% leveraged upside on the positive performance of the basket, subject to a maximum payment at maturity of at least $14.30 per Trigger PLUS (143.00% of the stated principal amount). The actual maximum payment at maturity will be determined on the pricing date. However, if the value of the basket has decreased below the trigger value as of the valuation date, investors will lose 1% for every 1% that the value has decreased. Investors may lose up to 100% of the stated principal amount of the Trigger PLUS.

All payments on the Trigger PLUS are subject to the credit risk of HSBC.

Leveraged Upside Performance	The Trigger PLUS offer investors an opportunity to capture enhanced returns for a certain range of positive performance relative to a direct investment in the basket.
Trigger Feature	At maturity, even if the value of the basket has declined over the term of the Trigger PLUS, you will receive your stated principal amount, but only if the final value is greater than or equal to the trigger value.
Upside Scenario	The value of the basket increases, and we will pay for each Trigger PLUS at maturity the stated principal amount of $10 plus 200% of the basket percent increase, subject to a maximum payment at maturity of at least $14.30 per Trigger PLUS (143.00% of the stated principal amount).
Par Scenario	The value of the basket does not change or declines but the final value is greater than or equal to the trigger value, and we will pay for each Trigger PLUS at maturity the stated principal amount of $10.
Downside Scenario	The value of the basket declines and the final value is less than the trigger value, we will pay for each Trigger PLUS at maturity less than the stated principal amount by an amount that is proportionate to the decline in the final value from the initial value.
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How Trigger PLUS Work

Payoff Diagram

The payoff diagram below illustrates the payment at maturity on the Trigger PLUS based on the following terms:

Stated principal amount:	$10 per Trigger PLUS
Leverage factor:	200%
Hypothetical maximum payment at maturity:	$14.30 per Trigger PLUS (143% of the stated principal amount). The actual maximum payment at maturity will be at least $14.30 per Trigger PLUS and will be determined on the pricing date.

Trigger PLUS Payoff Diagram

How it works

▪	Upside Scenario: If the final value is greater than the initial value, investors would receive the $10 stated principal amount plus 200% of the appreciation of the basket over the term of the Trigger PLUS, subject to a hypothetical maximum payment at maturity of $14.30 per Trigger PLUS. Under the hypothetical terms of the Trigger PLUS, an investor would realize the hypothetical maximum payment at maturity at a final value of 121.50% of the initial value.

▪	For example, if the value of the basket appreciates 3%, investors would receive a 6% return, or $10.60 per Trigger PLUS.

▪	For example, if the value of the basket appreciates 30%, investors would receive only the hypothetical maximum payment at maturity of $14.30 per Trigger PLUS, or 143% of the stated principal amount.

▪	Par Scenario: If the final value is less than or equal to the initial value but is greater than or equal to the trigger value, investors would receive the stated principal amount of $10 per Trigger PLUS.

▪	For example, if the value of the basket depreciates 5%, investors would receive the $10 stated principal amount.

▪	Downside Scenario: If the final value is less than the trigger value, investors would receive an amount that is less than the stated principal amount, based on a 1% loss of principal for each 1% decline in the value of the basket.

For example, if the value of the basket depreciates 30%, investors would lose 30% of their principal and receive only $7 per Trigger PLUS at maturity, or 70% of the stated principal amount.

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Risk Factors

We urge you to read the section “Risk Factors” on page S-3 in the accompanying prospectus supplement, on page S-1 of the Equity Index Underlying Supplement and on page S-2 of the ETF Underlying Supplement. Investing in the Trigger PLUS is not equivalent to investing directly in the basket components. You should understand the risks of investing in the securities and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the securities in light of your particular financial circumstances and the information set forth in this document and the accompanying Equity Index Underlying Supplement, ETF Underlying Supplement, prospectus supplement and prospectus.

In addition to the risks discussed below, you should review “Risk Factors” in the accompanying prospectus and Equity Index Underlying Supplement, including the explanation of risks relating to the Trigger PLUS described in the following sections:

“— Risks Relating to All Note Issuances” in the prospectus supplement;

“— General Risks Related to Indices” in the Equity Index Underlying Supplement; and

“— Time Differences Between the Domestic and Foreign Markets and New York City May Create Discrepancies in the Trading Level or Price of the Notes” in the Equity Index Underlying Supplement.

You should also review “Risk Factors” in the accompanying ETF Underlying Supplement, including the explanation of risks relating to the Trigger PLUS described in the following sections of the ETF Underlying Supplement:

“— General Risks Related to Index Funds”; and

“— Time Differences Between the Domestic and Foreign Markets and New York City May Create Discrepancies in the Trading Level or Price of the Notes”.

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

▪	Trigger PLUS do not pay interest and may result in a loss. The terms of the Trigger PLUS differ from those of ordinary debt securities in that the Trigger PLUS do not pay interest or guarantee payment of the principal amount at maturity. If the final value is less than the trigger value (which is 90% of the initial value), you will receive for each Trigger PLUS that you hold a payment at maturity that is less than the stated principal amount of each Trigger PLUS by at least 10% and by an amount proportionate to the decline in the value of the basket, subject to the credit risk of HSBC. You may lose up to 100% of the stated principal amount of the Trigger PLUS.

▪	The appreciation potential of the Trigger PLUS is limited by the maximum payment at maturity. The appreciation potential of the Trigger PLUS is limited by the maximum payment at maturity of at least $14.30 per Trigger PLUS (at least 143% of the stated principal amount). The actual maximum payment at maturity will be determined on the pricing date. Although the leverage factor provides 200% exposure to any amount by which the final value exceeds the initial value, because the payment at maturity will be limited to 143% of the stated principal amount for the Trigger PLUS (assuming a maximum payment at maturity of $1,430), any increase in the final value over the initial value by more than 21.50% of the initial value will not further increase the return on the Trigger PLUS.

▪	Credit risk of HSBC USA Inc. The Trigger PLUS are senior unsecured debt obligations of the issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the Trigger PLUS will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the Trigger PLUS depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the Trigger PLUS and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the Trigger PLUS.

▪	Changes in the values of the basket components may offset each other. Movements in the values of the basket components may not correlate with each other. At a time when the value of one or more of the basket components increases, the values of one or more of the other basket components may not increase as much or may even decline. Therefore, in calculating the final basket value and the payment at maturity, increases in the value of one or more of the basket components may be moderated, or more than offset, by lesser increases or declines in the values of the other basket components.

▪	The market price will be influenced by many unpredictable factors. Several factors will influence the value of the Trigger PLUS in the secondary market and the price at which HSBC Securities (USA) Inc. may be willing to purchase or sell the Trigger PLUS in the secondary market, including: the value, volatility and dividend yield, as applicable, of the basket components and the securities underlying the basket components, interest and yield rates, time remaining to maturity, geopolitical conditions and economic, financial, political and regulatory or judicial events and any actual or
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anticipated changes in our credit ratings or credit spreads. The values of the basket components may be, and have recently been, volatile, and we can give you no assurance that the volatility will lessen. You may receive less, and possibly significantly less, than the stated principal amount per Trigger PLUS if you try to sell your Trigger PLUS prior to maturity.

▪	Investing in the Trigger PLUS is not equivalent to investing in the basket components. Investing in the Trigger PLUS is not equivalent to investing in the basket components or the securities underlying the basket components. Investors in the Trigger PLUS will not have voting rights or rights to receive dividends or other distributions or any other rights with respect to the underlying stocks that constitute the basket components.

▪	The estimated initial value of the Trigger PLUS, which will be determined by us on the pricing date, will be less than the price to public and may differ from the market value of the Trigger PLUS in the secondary market, if any. The estimated initial value of the Trigger PLUS will be calculated by us on the pricing date and will be less than the price to public. The estimated initial value will reflect our internal funding rate, which is the borrowing rate we use to issue market-linked securities, as well as the mid-market value of the embedded derivatives in the Trigger PLUS. This internal funding rate is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities. As a result of the difference between our internal funding rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the estimated initial value of the Trigger PLUS may be lower if it were based on the levels at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the Trigger PLUS to be more favorable to you. We will determine the value of the embedded derivatives in the Trigger PLUS by reference to our or our affiliates’ internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. Different pricing models and assumptions could provide valuations for the Trigger PLUS that are different from our estimated initial value. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. The estimated initial value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Trigger PLUS in the secondary market (if any exists) at any time.

▪	The price of your Trigger PLUS in the secondary market, if any, immediately after the pricing date will be less than the price to public. The price to public takes into account certain costs. These costs will include the underwriting discount, our affiliates’ projected hedging profits (which may or may not be realized) for assuming risks inherent in hedging our obligations under the Trigger PLUS and the costs associated with structuring and hedging our obligations under the Trigger PLUS. These costs, except for the underwriting discount, will be used or retained by us or one of our affiliates. If you were to sell your Trigger PLUS in the secondary market, if any, the price you would receive for your Trigger PLUS may be less than the price you paid for them because secondary market prices will not take into account these costs. The price of your Trigger PLUS in the secondary market, if any, at any time after issuance will vary based on many factors, including the value of the basket and changes in market conditions, and cannot be predicted with accuracy. The Trigger PLUS are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the Trigger PLUS to maturity. Any sale of the Trigger PLUS prior to maturity could result in a loss to you.

▪	If HSBC Securities (USA) Inc. were to repurchase your Trigger PLUS immediately after the original issue date, the price you receive may be higher than the estimated initial value of the Trigger PLUS. Assuming that all relevant factors remain constant after the original issue date, the price at which HSBC Securities (USA) Inc. may initially buy or sell the Trigger PLUS in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed the estimated initial value on the pricing date for a temporary period expected to be approximately nine months after the original issue date. This temporary price difference may exist because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Trigger PLUS and other costs in connection with the Trigger PLUS that we will no longer expect to incur over the term of the Trigger PLUS. We will make such discretionary election and determine this temporary reimbursement period on the basis of a number of factors, including the tenor of the Trigger PLUS and any agreement we may have with the distributors of the Trigger PLUS. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the original issue date of the Trigger PLUS based on changes in market conditions and other factors that cannot be predicted.

▪	The Trigger PLUS will not be listed on any securities exchange and secondary trading may be limited. The Trigger PLUS will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the Trigger PLUS. HSBC Securities (USA) Inc. may, but is not obligated to, make a market in the Trigger PLUS. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Trigger PLUS easily. Because we do not expect that other broker-dealers will participate significantly in the secondary market for the Trigger PLUS, the price at
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which you may be able to trade your Trigger PLUS is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to transact. If, at any time, HSBC Securities (USA) Inc. were to cease making a market in the Trigger PLUS, it is likely that there would be no secondary market for the Trigger PLUS. Accordingly, you should be willing to hold your Trigger PLUS to maturity.

▪	The amount payable on the Trigger PLUS is not linked to the value of the basket at any time other than the valuation date. The final value will be based on the closing value of the basket on the valuation date, subject to postponement for non-trading days and certain market disruption events. Even if the value of the basket appreciates prior to the valuation date but then decreases by the valuation date, the payment at maturity may be less, and may be significantly less, than it would have been had the payment at maturity been linked to the value of the basket prior to that decrease. Although the actual value of the basket on the stated maturity date or at other times during the term of the Trigger PLUS may be higher than the final value, the payment at maturity will be based solely on the closing value of the basket on the valuation date.

▪	Risks associated with non-U.S. companies. The values of the EURO STOXX 50® Index and the WisdomTree® Japan Hedged Equity Fund depend upon the stocks of non-U.S. companies, and thus involve risks associated with the home countries of those non-U.S. companies. The prices of these non-U.S. stocks may be affected by political, economic, financial and social factors in the home country of each applicable company, including changes in that country’s government, economic and fiscal policies, currency exchange laws or other laws or restrictions, which could affect the value of the securities. These foreign securities may have less liquidity and could be more volatile than many of the securities traded in U.S. or other securities markets. Direct or indirect government intervention to stabilize the relevant foreign securities markets, as well as cross shareholdings in foreign companies, may affect trading levels or prices and volumes in those markets. The other special risks associated with foreign securities may include, but are not limited to: less liquidity and smaller market capitalizations; less rigorous regulation of securities markets; different accounting and disclosure standards; governmental interference; currency fluctuations; higher inflation; and social, economic and political uncertainties. These factors may adversely affect the performance of the EURO STOXX 50® Index and the WisdomTree® Japan Hedged Equity Fund and, as a result, the value of the Trigger PLUS.

▪	The Trigger PLUS will not be adjusted for changes in exchange rates. Although the equity securities composing the EURO STOXX 50® Index and the WisdomTree® Japan Hedged Equity Fund are traded in currencies other than U.S. dollars, and the Trigger PLUS are denominated in U.S. dollars, the amount payable on the Trigger PLUS at maturity, if any, will not be adjusted for changes in the exchange rates between the U.S. dollar and the currencies in which these non-U.S. equity securities are denominated. Changes in exchange rates, however, may also reflect changes in the applicable non-U.S. economies that in turn may affect the value of these basket components, and therefore the Trigger PLUS. The amount we pay in respect of the Trigger PLUS on the maturity date, if any, will be determined solely in accordance with the procedures described in this document.

▪	The Trigger PLUS are subject to currency hedge risk. The WisdomTree® Japan Hedged Equity (which is the “Underlying Index” of the WisdomTree® Japan Hedged Equity Fund) provides exposure to Japanese equity markets, and also seeks to minimize exposure to fluctuations of the exchange rate between the Japanese yen and the U.S. dollar. The WisdomTree® Japan Hedged Equity Fund seeks investment results that closely correspond to the price and yield performance, before fees and expenses, of the Underlying Index. In order to track the Underlying Index, the WisdomTree® Japan Hedged Equity Fund intends to enter into forward currency contracts or currency futures contracts that ware designed to reflect the Underlying Index’s attempt to minimize the effect of fluctuations of the currency exchange rate between the Japanese yen and the U.S. dollar. While the WisdomTree® Japan Hedged Equity Fund and the Underlying Index are designed and intended to have higher returns when the U.S. dollar strengthens relative to the Japanese yen as compared to a similar unhedged investment, various factors relating to trading in international currencies may prevent the WisdomTree® Japan Hedged Equity Fund and the Underlying Index from fully reducing exposure to the risk of the U.S. dollar strengthening relative to the Japanese yen, which may adversely impact the value of the Trigger PLUS. The WisdomTree® Japan Hedged Equity Fund and the Underlying Index are also designed and intended to have lower returns when the U.S. dollar is weakening relative to the Japanese yen. As a result, the weakening of the U.S. dollar relative to the Japanese yen will likely have less of a positive impact on the value of the Trigger PLUS (as compared to returns of a similar unhedged investment).

▪	Adjustments to the basket components or the underlying indices could adversely affect the value of the Trigger PLUS. The publishers of the S&P 500® Index, the EURO STOXX 50® Index and the WisdomTree® Japan Hedged Equity Index may add, delete or substitute the stocks constituting the basket components, or make other methodological changes. Further, the publishers may discontinue or suspend calculation or publication of these indices at any time.
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▪	The calculation agent, which is HSBC or one of its affiliates, will make determinations with respect to the Trigger PLUS. As calculation agent, HSBC or one of its affiliates will determine the initial component values and the final component values, and will determine the final value and the amount of cash, if any, you will receive at maturity. Determinations made by HSBC or one of its affiliates in its capacity as calculation agent, including with respect to the occurrence or non-occurrence of market disruption events, and the selection of a successor index or calculation of the final component value in the event of a discontinuance of a basket component, may adversely affect the payout to you at maturity. Although the calculation agent will make all determinations and take all action in relation to the establishment of the initial component values in good faith, it should be noted that such discretion could have an impact (positive or negative) on the value of your Trigger PLUS. The calculation agent is under no obligation to consider your interests as a holder of the Trigger PLUS in taking any actions, including the determination of the initial component values, that might affect the value of your Trigger PLUS.

▪	Hedging and trading activity by our affiliates could potentially adversely affect the value of the Trigger PLUS. One or more of our affiliates expect to carry out hedging activities related to the Trigger PLUS (and possibly to other instruments linked to the basket components or their respective component stocks), including trading in the stocks that constitute the basket components as well as in other instruments related to the basket. Some of our affiliates also trade the stocks that constitute the basket components and other financial instruments related to the basket on a regular basis as part of their general broker-dealer and other businesses. Any of these hedging or trading activities on or prior to the pricing date could increase the initial component values of one or more of the basket components, and therefore, could increase the value at which the applicable basket components must appreciate so that an investor does not suffer a loss of principal. Additionally, such hedging or trading activities during the term of the Trigger PLUS, including on the valuation date, could adversely affect the value of the basket on the valuation date and, accordingly, the amount of cash, if any, an investor will receive at maturity.

▪	The Trigger PLUS are not insured or guaranteed by any governmental agency of the United States or any other jurisdiction. The Trigger PLUS are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the Trigger PLUS is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full payment at maturity of the Trigger PLUS.

▪	The U.S. federal income tax consequences of an investment in the Trigger PLUS are uncertain. For a discussion of certain of the U.S. federal income tax consequences of your investment in a Trigger PLUS, please see the discussion under “Tax considerations” herein, and the discussion under “U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement.
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Information About the Basket

The following graph illustrates the hypothetical daily historical performance of the basket from May 28, 2008 through May 28, 2014 based on information from the Bloomberg Professional® service, if the value of the basket were set to equal 100 on May 28, 2014. The hypothetical historical performance reflects the performance the basket would have exhibited based on the actual historical performance of the basket components. Neither the hypothetical historical performance of the basket nor the actual historical performance of the basket components should be taken as indications of future performance.

We cannot give you assurance that the performance of the basket will result in the return of your initial investment. All payments on the Trigger PLUS are subject to the credit risk of HSBC.

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Information About the Basket Components

The S&P 500® Index

The S&P 500® Index is a capitalization-weighted index of 500 U.S. stocks. It is designed to measure performance of the broad domestic economy through changes in the aggregate market value of 500 stocks representing all major industries. The top 5 industry groups by market capitalization as of May 28, 2014 were: Information Technology, Financials, Health Care, Consumer Discretionary, and Industrials.

In September 2012, S&P Dow Jones Indices LLC updated its index methodology so that, subject to several exceptions, shareholdings by specified types of insiders that represent more than 5% of the outstanding shares of a security are removed from the float for purposes of calculating the index.

For more information about the S&P 500® Index, see “The S&P 500® Index” beginning on page S-6 of the accompanying Equity Index Underlying Supplement.

Historical Information

The following table sets forth the published high and low closing values, as well as end-of-quarter closing values, of the SPX for each quarter in the period from May 28, 2009 through May 28, 2014. The following graph sets forth the historical performance of the SPX based on the daily historical closing values from May 28, 2008 through May 28, 2014. The closing value for the SPX on May 28, 2015 was 1,909.78 We obtained the closing values below from the Bloomberg Professional® service. We have not independently verified the accuracy or completeness of the information obtained from the Bloomberg Professional® service. The historical values of the SPX should not be taken as an indication of future performance, and no assurance can be given as to the value of the SPX on the valuation date.

S&P 500® Index	High	Low	Period End
2009
First Quarter	934.70	676.53	797.87
Second Quarter	946.21	811.08	919.32
Third Quarter	1,071.66	879.13	1,057.08
Fourth Quarter	1,127.78	1,025.21	1,115.10
2010
First Quarter	1,174.17	1,056.74	1,169.43
Second Quarter	1,217.28	1,030.71	1,030.71
Third Quarter	1,148.67	1,022.58	1,141.20
Fourth Quarter	1,259.78	1,137.03	1,257.64
2011
First Quarter	1,343.01	1,256.88	1,325.83
Second Quarter	1,363.61	1,265.42	1,320.64
Third Quarter	1,353.22	1,119.46	1,131.42
Fourth Quarter	1,285.09	1,099.23	1,257.60
2012
First Quarter	1,416.51	1,277.06	1,408.47
Second Quarter	1,419.04	1,278.04	1,362.16
Third Quarter	1,465.77	1,334.76	1,440.67
Fourth Quarter	1,461.40	1,353.33	1,426.19
2013
First Quarter	1,569.19	1,457.15	1,569.19
Second Quarter	1,669.16	1,541.61	1,606.28
Third Quarter	1,725.52	1,614.08	1,681.55
Fourth Quarter	1,848.36	1,655.45	1,848.36
2014
First Quarter	1,878.04	1,741.89	1,872.34
Second Quarter (through May 28, 2014)	1,911.91	1,815.69	1,909.78
June 2013	Page10

SPX Historical Performance – Daily Closing Values May 28, 2008 to May 28, 2014

License Agreement

Standard & Poor’s® and S&P® are registered trademarks of Standard & Poor’s Financial Services LLC (“S&P”); Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC (“Dow Jones”); and these trademarks have been licensed for use by S&P Dow Jones Indices LLC.  “Standard & Poor’s®”, “S&P 500®” and “S&P®” are trademarks of S&P and have been licensed for use by S&P Dow Jones Indices LLC and its affiliates and sublicensed for certain purposes by HSBC.  The SPX is a product of S&P Dow Jones Indices LLC, and has been licensed for use by HSBC.

The Trigger PLUS are not sponsored, endorsed, sold or promoted by S&P Dow Jones Indices LLC, Dow Jones, S&P or any of their respective affiliates (collectively, “S&P Dow Jones Indices”).  S&P Dow Jones Indices makes no representation or warranty, express or implied, to the holders of the Trigger PLUS or any member of the public regarding the advisability of investing in securities generally or in the Trigger PLUS particularly or the ability of the S&P 500® Index to track general market performance.  S&P Dow Jones Indices’ only relationship to HSBC with respect to the S&P 500® Index is the licensing of the S&P 500® Index and certain trademarks, service marks and/or trade names of S&P Dow Jones Indices.  The Index is determined, composed and calculated by S&P Dow Jones Indices without regard to HSBC or the Trigger PLUS.  S&P Dow Jones Indices has no obligation to take the needs of HSBC or the holders of the Trigger PLUS into consideration in determining, composing or calculating the S&P 500® Index.  S&P Dow Jones Indices is not responsible for and has not participated in the determination of the prices, and amount of the Trigger PLUS or the timing of the issuance or sale of the Trigger PLUS or in the determination or calculation of the equation by which the Trigger PLUS are to be converted into cash.  S&P Dow Jones Indices has no obligation or liability in connection with the administration, marketing or trading of the Trigger PLUS. There is no assurance that investment products based on the S&P 500® Index will accurately track index performance or provide positive investment returns.  S&P Dow Jones Indices LLC is not an investment advisor.  Inclusion of a security within the S&P 500® Index is not a recommendation by S&P Dow Jones Indices to buy, sell, or hold such security, nor is it considered to be investment advice.   Notwithstanding the foregoing, CME Group Inc. and its affiliates may independently issue and/or sponsor financial products unrelated to the Trigger PLUS currently being issued by HSBC, but which may be similar to and competitive with the Trigger PLUS.  In addition, CME Group Inc. and its affiliates may trade financial products

June 2013	Page11

which are linked to the performance of the S&P 500® Index.  It is possible that this trading activity will affect the value of the SPX and the Trigger PLUS.

S&P DOW JONES INDICES DOES NOT GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS AND/OR THE COMPLETENESS OF THE INDEX OR ANY DATA RELATED THERETO OR ANY COMMUNICATION, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATION (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO.  S&P DOW JONES INDICES SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS, OR DELAYS THEREIN.  S&P DOW JONES INDICES MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE OR AS TO RESULTS TO BE OBTAINED BY HSBC, HOLDERS OF THE TRIGGER PLUS, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDEX OR WITH RESPECT TO ANY DATA RELATED THERETO.  WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P DOW JONES INDICES BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES INCLUDING, BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBLITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY, OR OTHERWISE.  THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S&P DOW JONES INDICES AND HSBC, OTHER THAN THE LICENSORS OF S&P DOW JONES INDICES.

The EURO STOXX 50® Index

The EURO STOXX 50® Index was created by STOXX Limited, which is owned by Deutsche Börse AG and SIX Group AG. Publication of the EURO STOXX 50® Index began on February 26, 1998, based on an initial index value of 1,000 at December 31, 1991. The EURO STOXX 50® Index is composed of 50 component stocks of market sector leaders from within the STOXX 600 Supersector Indices, which includes stocks selected from the Eurozone. The component stocks have a high degree of liquidity and represent the largest companies across all market sectors.

For more information about the EURO STOXX 50® Index, see “The EURO STOXX 50® Index” beginning on page S-40 of the accompanying Equity Index Underlying Supplement.

Historical Information

The following table sets forth the published high and low closing values, as well as end-of-quarter closing values, of the SX5E for each quarter in the period from May 28, 2009 through May 28, 2014. The following graph sets forth the historical performance of the SX5E based on the daily historical closing values from May 28, 2008 through May 28, 2014. The closing value for the SX5E on May 28, 2014 was 3,246.24. We obtained the closing values below from the Bloomberg Professional® service. We have not independently verified the accuracy or completeness of the information obtained from the Bloomberg Professional® service. The historical values of the SX5E should not be taken as an indication of future performance, and no assurance can be given as to the value of the SX5E on the valuation date.

The EURO STOXX 50® Index	High	Low	Period End
2009
First Quarter	2,578.43	1,809.98	2,071.13
Second Quarter	2,537.35	2,097.57	2,401.69
Third Quarter	2,899.12	2,281.47	2,872.63
Fourth Quarter	2,992.08	2,712.30	2,964.96
2010
First Quarter	3,017.85	2,631.64	2,931.16
Second Quarter	3,012.65	2,488.50	2,573.32
Third Quarter	2,827.27	2,507.83	2,747.90
Fourth Quarter	2,890.64	2,650.99	2,792.82
2011
First Quarter	3,068.00	2,721.24	2,910.91
Second Quarter	3,011.25	2,715.88	2,848.53
Third Quarter	2,875.67	1,995.01	2,179.66
Fourth Quarter	2,476.92	2,090.25	2,316.55
2012
First Quarter	2,608.42	2,286.45	2,477.28
Second Quarter	2,501.18	2,068.66	2,264.72
Third Quarter	2,594.56	2,151.54	2,454.26
Fourth Quarter	2,659.95	2,427.32	2,635.93
2013
First Quarter	2,749.27	2,570.52	2,624.02
Second Quarter	2,835.87	2,511.83	2,602.59
Third Quarter	2,936.20	2,570.76	2,893.15
Fourth Quarter	3,111.37	2,902.12	3,109.00
June 2013	Page12

2014
First Quarter	3,172.43	2,962.49	3,161.60
Second Quarter (through May 28, 2014)	3,246.24	3,091.52	3,246.24

SX5E Historical Performance – Daily Closing Prices May 28, 2008 to May 28, 2014

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The WisdomTree® Japan Hedged Equity Fund

We have derived the following information from publicly available documents published by WisdomTree Trust (“WTT”), a registered investment company. We have not independently verified the accuracy or completeness of the following information. We are not affiliated with WTT, and WTT will have no obligations with respect to the Trigger PLUS.

The WisdomTree® Japan Hedged Equity Fund (“DXJ”) is an investment portfolio maintained and managed by WTT. Wisdom Tree Asset Management, Inc. (“WTAM”) is currently the investment adviser to the DXJ, and Mellon Capital Management Corporation is the sub-adviser to the DXJ. The DXJ trades on the NYSE Arca, Inc. under the ticker symbol “DXJ.”

WTT is a registered investment company that consists of numerous separate investment portfolios, including the DXJ. Information provided to or filed with the SEC by WTT under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, can be located by reference to SEC file numbers 333-132380 and 811-21864, respectively, through the SEC’s website at http://www.sec.gov. In addition, information may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents. We have not participated in the preparation of, or verified, such publicly available information. None of the forgoing documents or filings are incorporated by reference in, and should not be considered part of, this document.

Investment Strategy

The DXJ seeks investment results that closely correspond to the price and yield performance, before fees and expenses, of the WisdomTree® Japan Hedged Equity Index (the “Underlying Index”). The Underlying Index seeks to provide returns based on the performance of Japanese equity securities, while mitigating or “hedging” against fluctuations between the value of the Japanese yen and the U.S. dollar. As of May 28, 2014, the DXJ’s holdings represented the following principal sectors: Industrials, Consumer Discretionary, Information Technology and Healthcare.

The DXJ employs a “passive management” – or indexing – investment approach designed to track the performance of the Underlying Index, as described below. The DXJ generally uses a “representative sampling” strategy to achieve its investment

June 2013	Page13

objective, meaning it generally will invest in a sample of securities in the Underlying Index whose risk, return and other characteristics closely resemble the risk, return and other characteristics of the Underlying Index as a whole. Under normal circumstances, at least 95% of the DXJ’s total assets (exclusive of collateral held from securities lending) will be invested in component securities of the Underlying Index and investments that have economic characteristics that are substantially identical to the economic characteristics of such component securities. The DXJ also may invest its assets in cash and cash equivalents, as well as in shares of other investment companies, forward contracts, futures contracts, options on futures contracts, options and swaps.

To the extent the Underlying Index concentrates (i.e., holds 25% or more of its total assets in the securities of a particular industry or group of industries), the DXJ will seek to concentrate its investments to approximately the same extent as the Underlying Index.

Hedging of Currency Risk

The DXJ intends to enter into forward currency contracts or futures contracts designed to offset the DXJ’s exposure to the Japanese yen. A forward currency contract is a contract between two parties to buy or sell a specific currency in the future at an agreed upon exchange rate. A foreign currency futures contract is a contract involving an obligation to deliver or acquire the specified amount of a specific currency, at a specified price and at a specified future time. The amount of forward contracts and futures contracts in the DXJ is based on the aggregate exposure of the DXJ and the Underlying Index to the Japanese yen. While this approach is designed to minimize the impact of currency fluctuations on the DXJ’s returns, it does not necessarily eliminate the DXJ’s exposure to the yen. The return of the forward currency contracts and currency futures contracts may not perfectly offset the actual fluctuations between the yen and the U.S. dollar.

The Underlying Index

The Underlying Index is a designed to measure the performance of the dividend-paying segment of the Japan stock market, while minimizing exposure to the Japanese yen fluctuations relative to the U.S. dollar. The Underlying Index consists of dividend-paying companies incorporated in Japan and traded on the Tokyo Stock Exchange that derive less than 80% of their revenue from sources in Japan. By excluding companies that derive 80% or more of their revenue from Japan, the Underlying Index is concentrated on dividend-paying companies with a more significant non-Japan revenue base. The companies included in the Underlying Index typically have greater exposure to the value of global currencies and, in many cases, their business prospects historically have improved when the value of the Japanese yen has declined and have weakened when the value of the Japanese yen has increased. Constituent securities are weighted based on dividends paid over the prior annual cycle. The Underlying Index tracks the performance of the WisdomTree® Japan Dividend Index (the “WT Japan Dividend Index”) absent the effect of the fluctuation of the Japanese Yen against the U.S. dollar. The Underlying Index is calculated in U.S. dollars and published daily on Bloomberg under the ticker symbol “WTIDJH <Index>.” The Underlying Index was established with a base value of 100 on February 1, 2010.

Wisdom Tree Investments, Inc. (“WTI”), as index provider, currently uses Standard & Poor’s Global Industry Classification Standards (“S&P GICS”) to define companies in each sector. The following sectors are currently included in the Underlying Index: consumer discretionary, consumer staples, energy, financials, health care, industrials, information technology, materials, telecommunication services, and utilities.

Objectives and Guiding Principles of the Underlying Index

The selection and weighting methodology of the Underlying Index are identical to those of the WT Japan Dividend Index, as described below. The Underlying Index is designed to remove from index performance the impact of changes to the value of the Japanese yen relative to the U.S. dollar. In this sense, the Underlying Index attempts to “hedge” against fluctuations in the relative value the Japanese yen against the U.S. dollar. The Underlying Index is designed to have higher returns than the WT Japan Dividend Index when the yen is weakening relative to the U.S. dollar. Conversely, the Underlying Index is designed to have lower returns than the WT Japan Dividend Index when the yen is rising relative to the U.S. dollar.

Calculation of the Underlying Index

The Underlying Index hedges the currency effects of the WT Japan Dividend index and is calculated as follows:

Where:

•	Forward Rate = WM/Reuters one-month forward rate in Japanese yen per U.S. dollar (as published by the WM Company to reflect the spot rate in Japanese yen per U.S. dollar one month in the future);
•	Spot Rate = spot rate in Japanese yen per U.S. dollar;
June 2013	Page14

•	m=month, d= 1, 2, 3,... D calendar days (i.e., md is day d for month m and m0 is the last day of month m-1). D=Total number days in month.

Membership Criteria

The Underlying Index consists only of companies that:

•	meet the minimum liquidity requirements established by WTI, including the requirement that shares of such component companies must have traded at least 250,000 shares per month for each of the six months preceding the annual screening date;
•	are incorporated in Japan;
•	list their shares on the Tokyo Stock Exchange;
•	have paid at least $5 million in cash dividends on common stock shares in the annual cycle prior to the annual reconstitution;
•	have a market capitalization of at least $100 million on the annual screening date; and
•	have an average daily dollar volume of at least $100,000 for three months preceding the annual screening date.

Common stocks, REITs, tracking stocks, and holding companies are eligible for inclusion. ADRs, GDRs and EDRs, limited partnerships, royalty trusts, passive foreign investment companies, preferred stocks, closed-end funds, exchange-traded funds, and derivative securities such as warrants and rights are not eligible.

Weighting of the Underlying Index

The Underlying Index is a modified capitalization-weighted index that employs a weighting formula designed to reflect the effect that dividends play in the total return of the Underlying Index. The initial weight of an index component at the annual reconstitution, the “Cash Dividend Factor,” is derived by multiplying the U.S. dollar value of the company’s annual dividend per share by the number of common shares outstanding for that company. The Cash Dividend Factor is calculated for every index component and then summed. Each component’s weight is equal to its Cash Dividend Factor divided by the sum of all Cash Dividend Factors for all the components in the WT Japan Dividend Index, and is set immediately after the close of trading on the third Wednesday of June. New component weights take effect before the opening of trading on the first Monday following the third Friday of June (the “International Reconstitution Date”). Special dividends are not included in the weights computation.

The WT Japan Dividend Index is modified, and all other components in the WT Japan Dividend Index are rebalanced at the close of the current calendar quarter should the following occur:

•	if any company achieves a weighting equal to or greater than 24.0% of the WT Japan Dividend Index, its weighting will be reduced to 20.0%; or
•	if the “collective weight” of index components whose individual current weights equal or exceed 5.0% of the WT Japan Dividend Index, when added together, equal or exceed 50.0% of the WT Japan Dividend Index, the weightings of those component securities will be reduced so that their collective weight equals 40.0% of the WT Japan Dividend Index.

Further iterations of the adjustments may occur until no company or group of companies violate the rules described above.

If any sector achieves a weight equal to or greater than 25% of the WT Japan Dividend Index, the weights of companies will be proportionally reduced to 25% as of the annual screening date. In response to market conditions, sector weights may fluctuate above 25% between annual screening dates.

Calculation of the WT Japan Dividend Index

The WT Japan Dividend index is calculated as follows:

Si{SiPi Ei}

Div

Where:

•	Si = Number of shares in the index for security i;
•	Pi = Price of security i;
•	Ei = U.S. dollars per Japanese yen; if the security price is in U.S. dollars, Ei = 1; and

•	Div = Divisor.

Dividend Treatment

The Underlying Index is calculated to capture price appreciation and total return, which assumes dividends are reinvested in the index securities. Where information is available about both gross and net dividends, the Underlying Index assumes reinvestment of net dividends. Normal dividend payments are reinvested and accounted for in the Underlying Index, while special dividends that are not reinvested in the index require index divisor adjustments to prevent the distribution from distorting the price index.

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Multiple Share Classes

In the event that a component company issues multiple classes of shares of common stock, each class of shares will be included in the WT Japan Dividend Index, provided that dividends are paid on those shares. Conversion of a share class into another share class results in the deletion of the share class being phased out and an increase in shares of the surviving share class, provided that the surviving share class is in the WT Japan Dividend Index.

Index Maintenance

Index maintenance includes monitoring and implementing the adjustments for company deletions, stock splits, stock dividends, spins-offs, or other corporate actions. Some corporate actions, such as stock splits, stock dividends, and rights offerings require changes in the WT Japan Dividend Index shares and the stock prices of the component companies in the WT Japan Dividend Index. Some corporate actions, such as stock issuances, stock buybacks, warrant issuances, increases or decreases in dividend per share between reconstitutions, do not require changes in the WT Japan Dividend Index shares or the stock prices of the component companies in the index. Other corporate actions, such as special dividends and entitlements, may require index divisor adjustments. Any corporate action, whether it requires divisor adjustments or not, will be implemented after the close of trading on the day prior to the ex-date of such corporate actions. Whenever possible, changes to the WT Japan Dividend Index’s components, such as deletions as a result of corporate actions, will be announced at least two business days prior to their implementation date.

Component Changes

•	Additions. Additions will be made at the annual reconstitution according to the inclusion criteria defined above. Changes are implemented before the opening of trading the International Reconstitution Date. No additions are made between annual reconstitutions.
•	Deletions. Shares of the following companies will deleted from the WT Japan Dividend Index and the weights of the remaining components are adjusted proportionately to reflect the change in the composition of the WT Japan Dividend Index if:
o	a component company is re-incorporated outside Japan;
o	a component company cancels its dividend payments;
o	a component company files for bankruptcy; or
o	a component company is de-listed or acquired by a company outside of the Underlying Index.

Companies being acquired will be deleted from the Underlying Index immediately before the effective date of the acquisition or upon notice of a suspension of trading in the stock of the company that is being acquired. If a component company is acquired by another company in the WT Japan Dividend Index for stock, the acquiring company’s shares and weight in the Underlying Index are adjusted to reflect the transaction after the close of trading on the day prior to the execution date.

Component companies that reclassify their shares (i.e., that convert multiple share classes into a single share class) remain in the WT Japan Dividend Index, although index shares are adjusted to reflect the reclassification.

Spin-Offs and Initial Public Offerings

If a company is spun-off from an existing component company and pays a regular cash dividend, it is not allowed into the Underlying Index until the next annual reconstitution, provided it meets all other inclusion requirements described above. If the spin-off shares of publicly traded companies are included with their parent company in the WT Japan Dividend Index, the weights of the parent company and remaining components are adjusted proportionately to reflect the change in the composition. Companies that affect an initial public offering and that pay regular cash dividends and that meet all other index inclusion requirements must wait until the next annual reconstitution to be included in the WT Japan Dividend Index.

Index Divisor Adjustments

Changes in the WT Japan Dividend Index market capitalization due to changes in composition, weighting or corporate actions result in a divisor change to maintain the WT Japan Dividend Index’s continuity. By adjusting the divisor, the WT Japan Dividend Index value retains its continuity before and after the event. Corporate actions that require divisor adjustments will be implemented prior to the opening of trading on the effective date. In certain instances where information is incomplete, or the completion of an event is announced too late to be implemented prior to the ex-date, the implementation will occur as of the close of the following day or as soon as practicable thereafter. For corporate actions not described above, or combinations of different types of corporate events and other exceptional cases, WTI reserves the right to determine the appropriate implementation method.

Historical Information

The following table sets forth the published high and low closing values, as well as end-of-quarter closing values, of the DXJ for each quarter in the period from May 28, 2009 through May 28, 2014. The following graph sets forth the historical performance of the DXJ based on the daily historical closing values from May 28, 2008 through May 28, 2014. The closing value for the DXJ on May 28, 2014 was $47.32. We obtained the closing values below from the Bloomberg Professional® service. We have not independently verified the accuracy or completeness of the information obtained from the Bloomberg Professional® service. The historical values of the DXJ should not be taken as an indication of future performance, and no assurance can be given as to the value of the DXJ on the valuation date.

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The WisdomTree® Japan Hedged Equity Fund	High	Low	Period End
2009
First Quarter	$38.70	$28.75	$32.78
Second Quarter	$38.92	$33.13	$37.97
Third Quarter	$41.72	$37.23	$40.60
Fourth Quarter	$40.60	$37.35	$39.33
2010
First Quarter	$42.74	$39.90	$42.24
Second Quarter	$42.88	$35.57	$35.64
Third Quarter	$37.19	$34.73	$36.02
Fourth Quarter	$38.74	$34.55	$38.17
2011
First Quarter	$41.21	$33.50	$36.87
Second Quarter	$37.23	$34.39	$36.14
Third Quarter	$37.06	$31.56	$32.52
Fourth Quarter	$33.06	$30.49	$31.34
2012
First Quarter	$37.02	$31.40	$36.90
Second Quarter	$36.71	$30.08	$33.18
Third Quarter	$33.42	$30.34	$31.62
Fourth Quarter	$36.88	$30.77	$36.88
2013
First Quarter	$44.23	$36.66	$43.18
Second Quarter	$52.91	$40.82	$45.61
Third Quarter	$49.48	$43.89	$47.93
Fourth Quarter	$50.84	$45.31	$50.84
2014
First Quarter	$50.43	$45.07	$47.34
Second Quarter (through May 28, 2014)	$48.13	$44.84	$47.32

DXJ Historical Performance – Daily Closing Prices May 28, 2008 to May 28, 2014

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Additional Information About the Trigger PLUS

Please read this information in conjunction with the other terms set forth in this document.

Additional Provisions
Closing value:

On any scheduled trading day, the closing value of the basket will be calculated as follows:

100 × [1 + (sum of the basket component return multiplied by the respective component weighting for each basket component)]

Each of the basket component returns set forth in the formula above refers to the return for the basket component, which reflects the performance of the basket component, expressed as the percentage change from the initial component value of that basket component to the final component value of that basket component.

Component closing value:	With respect to each basket component, the component closing value on any scheduled trading day will be determined by the calculation agent based upon the closing value of such basket component, displayed on the relevant Bloomberg Professional® service page (with respect to the SPX, “SPX <INDEX>”, with respect to the SX5E, “SX5E <INDEX>”, and with respect to DXJ, “DXJ UP <EQUITY>”) or any successor pages on the Bloomberg Professional® service or any successor service, as applicable. The component closing value of the DXJ is subject to adjustment by the calculation agent as described under “Additional Terms of the Notes– Antidilution and Reorganization Adjustments” in the ETF Underlying Supplement.
CUSIP:	40434C451
ISIN:	US40434C4511
Minimum ticketing size:	$1,000 / 100 Trigger PLUS
Tax considerations:

There is no direct legal authority as to the proper tax treatment of the Trigger PLUS, and therefore significant aspects of the tax treatment of the Trigger PLUS is uncertain as to both the timing and character of any inclusion in income in respect of the Trigger PLUS. Under one approach, the Trigger PLUS could be treated as pre-paid executory contracts with respect to the basket components. We intend to treat the Trigger PLUS consistent with this approach. Pursuant to the terms of the Trigger PLUS, you agree to treat the Trigger PLUS under this approach for all U.S. federal income tax purposes. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Morrison & Foerster LLP, it is reasonable to treat the Trigger PLUS as pre-paid executory contracts with respect to the basket components. Pursuant to this approach and subject to the discussion below regarding “constructive ownership transactions”, we do not intend to report any income or gain with respect to the Trigger PLUS prior to maturity or an earlier sale or exchange and we intend to treat any gain or loss upon maturity or an earlier sale or exchange as long-term capital gain or loss, provided that you have held the Trigger PLUS for more than one year at such time for U.S. federal income tax purposes.

Despite the foregoing, U.S. holders (as defined under “U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement) should be aware that the Internal Revenue Code of 1986, as amended (the “Code”), contains a provision, Section 1260 of the Code, which sets forth rules which are applicable to what it refers to as “constructive ownership transactions.” Due to the manner in which it is drafted, the precise applicability of Section 1260 of the Code to any particular transaction is often uncertain. In general, a “constructive ownership transaction” includes a contract under which an investor will receive payment equal to or credit for the future value of any equity interest in a regulated investment company (such as shares of the DXJ (the “Underlying Shares”)). Under the “constructive ownership” rules, if an investment in the Trigger PLUS is treated as a “constructive ownership transaction,” any long-term capital gain recognized by a U.S. holder in respect of a Trigger PLUS will be recharacterized as ordinary income to the extent such gain exceeds the amount of “net underlying long-term capital gain” (as defined in Section 1260 of the Code) of the U.S. holder determined as if the U.S. holder had acquired a pro rata portion of the Underlying Shares on the original issue date of the Trigger PLUS at fair market value and sold them at fair market value on the Maturity Date (if the Trigger PLUS was held until the Maturity Date) or on the date of sale or exchange of the Trigger PLUS (if the Trigger PLUS was sold or exchanged prior to the Maturity Date) (the “Excess Gain”). In addition, an interest charge will also apply to any deemed underpayment of tax in respect of any Excess Gain to the extent such gain would have resulted in gross income inclusion for the U.S. holder in taxable years prior to the taxable year of the sale, exchange or maturity of the Trigger PLUS (assuming such income accrued at a constant rate equal to the applicable federal rate as of the date of sale, exchange or maturity of the Trigger PLUS).

Although the matter is not clear, there exists a risk that an investment in the Trigger PLUS will be treated as a “constructive ownership transaction.” If such treatment applies, it is not entirely clear to what extent any long-term capital gain recognized by a U.S. holder in respect of a Trigger PLUS will be recharacterized as ordinary income. It is possible, for example, that the amount of the

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Excess Gain (if any) that would be recharacterized as ordinary income in respect of the Trigger PLUS will equal the excess of (i) any long-term capital gain recognized by the U.S. holder in respect of the Trigger PLUS over (ii) the “net underlying long-term capital gain” such U.S. holder would have had if such U.S. holder had acquired a pro rata number of the Underlying Shares at fair market value on the original issue date of the Trigger PLUS for an amount equal to the pro rata portion of the “issue price” of the Trigger PLUS and, upon the date of sale, exchange or maturity of the Trigger PLUS, sold such Underlying Shares at fair market value (which would reflect the percentage increase in the value of the Underlying Shares over the term of the Trigger PLUS). Accordingly, U.S. holders should consult their tax advisors regarding the potential application of the “constructive ownership” rules.

In Notice 2008-2, the Internal Revenue Service and the U.S. Treasury Department requested comments as to whether the purchaser of certain securities (which may include the Trigger PLUS) should be required to accrue income during its term under a mark-to-market, accrual or other methodology, whether income and gain on such a security or contract should be ordinary or capital, and whether foreign holders should be subject to withholding tax on any deemed income accrual. Accordingly, it is possible that regulations or other guidance could provide that a U.S. holder (as defined in the accompanying prospectus supplement) of a Trigger PLUS is required to accrue income in respect of the Trigger PLUS prior to the receipt of payments under the security or its earlier sale or exchange. Moreover, it is possible that any such regulations or other guidance could treat all income and gain of a U.S. holder in respect of a Trigger PLUS as ordinary income (including gain on a sale or exchange). Finally, it is possible that a non-U.S. holder (as defined in the accompanying prospectus supplement) of a Trigger PLUS could be subject to U.S. withholding tax in respect of a Trigger PLUS. It is unclear whether any regulations or other guidance would apply to the Trigger PLUS (possibly on a retroactive basis). Prospective investors are urged to consult with their tax advisors regarding Notice 2008-2 and the possible effect to them of the issuance of regulations or other guidance that affects the U.S. federal income tax treatment of the Trigger PLUS.

We will not attempt to ascertain whether the basket components or any of the entities whose stock is included in the basket components would be treated as a passive foreign investment company (a “PFIC”) or United States real property holding corporation (a “USRPHC”), both as defined for U.S. federal income tax purposes. If one or more of the basket components or the entities whose stock is included in the basket components were so treated, certain adverse U.S. federal income tax consequences might apply to a U.S. holder or non-U.S. holder, as the case may be. You should refer to information filed with the SEC and other authorities by the basket components or the entities whose stock is included in the basket components, as the case may be, and consult your tax advisor regarding the possible consequences to you if one or more of the entities whose stock is included in the basket components is or becomes a PFIC or a USRPHC.

Withholding and reporting requirements under the legislation enacted on March 18, 2010 (as discussed beginning on page S-48 of the prospectus supplement) will generally apply to payments made after June 30, 2014. However, this withholding tax will not be imposed on payments pursuant to obligations outstanding on July 1, 2014. Additionally, withholding due to any payment or deemed payment being treated as a “dividend equivalent” (as discussed beginning on page S-47 of the prospectus supplement) will begin no earlier than January 1, 2016. However, the U.S. Treasury Department and the Internal Revenue Service have announced that they intend to limit this withholding to equity-linked instruments issued on or after the date that is 90 days after the date of publication in the U.S. Federal Register of final regulations addressing dividend equivalent withholding. Holders are urged to consult with their own tax advisors regarding the possible implications of this legislation on their investment in the Trigger PLUS.

For a further discussion of U.S. federal income tax consequences related to the Trigger PLUS, see the section “U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement.

Calculation agent:	HSBC USA Inc., or one of its affiliates.
Payment when offices or settlement systems are closed:	If any payment is due on the Trigger PLUS on a day that would otherwise be a “business day” but is a day on which the office of a paying agent or a settlement system is closed, we will make the payment on the next business day when that paying agent or system is open. Any such payment will be deemed to have been made on the original due date, and no additional payment will be made on account of the delay.
Events of default and acceleration:

If the Trigger PLUS have become immediately due and payable following an event of default (as defined in the accompanying prospectus) with respect to the Trigger PLUS, the calculation agent will determine the accelerated payment due and payable at maturity in the same general manner as described in this free writing prospectus.  In that case, the scheduled trading day preceding the date of acceleration will be used as the valuation date for purposes of determining the final basket value.  If a market disruption event exists with respect to one or more of the basket components on that scheduled trading day, then the accelerated valuation date will be postponed as to the applicable basket component(s) for up to five scheduled trading days (in the same manner used for

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postponing the originally scheduled valuation date).  The accelerated maturity date will also be postponed by an equal number of business days.

If the Trigger PLUS have become immediately due and payable following an event of default, you will not be entitled to any additional payments with respect to the Trigger PLUS.  For more information, see “Description of Debt Securities—Senior Debt Securities — Events of Default” in the accompanying prospectus.

Supplemental plan of distribution (conflicts of interest):

Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc., an affiliate of HSBC, will purchase the Trigger PLUS from HSBC for distribution to Morgan Stanley Wealth Management. HSBC Securities (USA) Inc. will act as agent for the Trigger PLUS and will receive a fee of up to $0.30 per $10 stated principal amount and will pay the entire fee to Morgan Stanley Wealth Management as a fixed sales commission of up to $0.30 for each Trigger PLUs they sell.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions after the initial sale of the Trigger PLUS, but is under no obligation to do so and may discontinue any market-making activities at any time without notice.

See “Supplemental Plan of Distribution” on page S-52 in the prospectus supplement.

Where you can find more information:

This free writing prospectus relates to an offering of Trigger PLUS linked to the basket components identified on the cover page. The purchaser of the Trigger PLUS will acquire a senior unsecured debt security of HSBC USA Inc. We reserve the right to withdraw, cancel or modify this offering and to reject orders in whole or in part. Although the offering of Trigger PLUS relates to the basket components identified on the cover page, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the basket components or any component security included in the basket components or as to the suitability of an investment in the Trigger PLUS.

HSBC has filed a registration statement (including a prospectus, a prospectus supplement, Equity Index Underlying Supplement and ETF Underlying Supplement) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus, prospectus supplement, Equity Index Underlying Supplement and ETF Underlying Supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC’s web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, Equity Index Underlying Supplement and ETF Underlying Supplement if you request them by calling toll-free 1-866-811-8049.

You may access these documents on the SEC web site at www.sec.gov as follows:

The Equity Index Underlying Supplement at: http://www.sec.gov/Archives/edgar/data/83246/000114420412016693/v306691_424b2.htm

The ETF underlying supplement at: http://www.sec.gov/Archives/edgar/data/83246/000114420412016689/v306692_424b2.htm

The prospectus supplement at: http://www.sec.gov/Archives/edgar/data/83246/000104746912003151/a2208335z424b2.htm

The prospectus at: http://www.sec.gov/Archives/edgar/data/83246/000104746912003148/a2208395z424b2.htm

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